February 28, 2006

Mr. Nili Shah

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

RE:	Actuant Corporation ("the Company")
Comment letter dated February 2, 2006
Form 10-K for the Fiscal Year ended August 31, 2005 filed November 10, 2005
Form 10-Q for the Fiscal Quarter ended November 30, 2005 File number 1-10905

Dear Mr. Shah:

This letter is Actuant Corporation’s response to the Commission’s comments on its review of our Form 10-K filed November 10, 2005 and our Form 10-Q for the fiscal quarter ended November 30, 2005 (together, the “Filings”). For your convenience, each of the Staff’s comments has been reprinted below in bold and italics. The supplemental information referenced in the responses will be submitted under separate cover in paper form.

Form 10-K for the Fiscal Year ended August 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 13

1.

We note your discussion of the significant decline in your RV market included in your Forms 10-Q and 10-K for the fiscal year 2005 and your Form 10-Q for the fiscal quarter ended November 30, 2005. Please advise us about the major events and circumstances which have adversely impacted your RV business over the last 5 quarters. Also, please elaborate on the OEMs’ efforts to reduce excess inventory, and clarify for us the period that you first became aware that the OEMs’ had an excess inventory problem. Please clarify for us whether your RV business generated operating losses and/or cash flow deficits in fiscal 2005 and in the quarter ended November 30, 2005. Finally, please tell us the carrying value of assets in your RV business (including any goodwill) and discuss whether there is a material uncertainty over the recoverability of these assets. It appears that the disclosures in future filings could be enhanced to more fully communicate the specific business, economic and competitive factors that have materially impacted the operating results of your RV business.

The RV market is more cyclical than some of the other markets we serve and has a multi-step supply chain (We supply the OEMs’, which supply dealers, which in turn supply the consumer. The dealers are generally independent businesses from our customers (the OEMs) making data gathering difficult). Due to these complications, it is not easy to accurately forecast RV market demand and as such, the RV OEMs struggle to develop production schedules that match this demand. Most often, the best sources of data are with the Recreational Vehicle Industry Association (“RVIA”) forecasts and retail RV registrations from Statiscal Surveys, Inc., which we rely on when discussing the RV market publicly.

After a relatively strong first half of calendar 2004, growth in the RV industry as a whole moderated in the third and fourth calendar quarters. About this time, RV dealers started reducing their inventory of finished motorhomes, thereby reducing their purchase of new

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motorhomes from the OEMs. As the RV OEMs reduced their production levels to better match demand from the dealers and reduce their own finished motorhome inventory levels, sales to our RV customers declined as compared to the same quarters in the prior year.

In response to your comments regarding our disclosure of the external factors that have impacted our RV business, we have addressed this in our MD&A. For example in our fiscal 2004 10-K, in providing our fourth quarter update, we said, “We expect RV market sales to be slightly lower in fiscal 2005 consistent with lower published industry forecasts.” However, the magnitude and duration of the “burnoff” of dealer inventory caught everyone in the industry by surprise, including the industry forecasters who, with hindsight, were overly optimistic in their forecasts for both 2004 and 2005. As the fiscal year progressed and we realized that OEM build rates were declining relative to what the RVIA forecasts had predicted, the Company made disclosures in each of the fiscal 2005 10-Qs to indicate that RV sales were down due to lower RV OEM production levels as OEM’s reduced their own inventory levels. However, we understand the Commission’s comments, and while sales to the RV market represent only 7% of Actuant’s total sales, we will endeavor to be more descriptive in future filings based on the current state of the industry and our operations.

Despite the lower year over year sales to the RV industry, our business serving this market continued to generate positive cash flow and earnings in all of the five quarters covered by your comment letter, due to our variable cost structure. As part of our annual SFAS 142 impairment testing done at fiscal year end (for which the RV business is a reporting unit), we determined that the goodwill was not impaired since the fair value of the business exceeded the net assets employed in the business.

As requested in your letter, we have provided supplemental financial information under separate cover in paper form on Confidential Supplement A. The information included on Confidential Supplement A is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement A, the Company has requested confidential treatment for Confidential Supplement A pursuant to 17 C.F.R Section 200.83.

2.

We note on page 15 you state that gross profit margin for your Tools & Supplies segment decreased due to product buybacks within the electrical business for two major retail home center customers. Please tell us more about the product buybacks and how you accounted for such transactions. Please also tell us the authoritative literature supporting your accounting. Finally, tell us the value of the buybacks and how you originally accounted for the sale of the products related to the buybacks.

When acquiring a new customer, new shelf space, or reconfiguring an older product display in the retail business, negotiations between the retail home center and us sometimes results in a “buyback” of inventory. Certain home centers look for an exit strategy for their existing inventory before agreeing to order new products or a new “set” of products. The exit strategy can be liquidation by the retailer to its customers, a shift of inventory to stores that will not be “reset” with new product, or a buyback of existing store inventory by the supplier that will be providing the new product or set. In the case of a buyback by a supplier, the buyback involves the purchase of inventory that can be either the suppliers’ brand of product, which had been previously sold by the supplier to the retailer, or a competitive brand of product.

While there are years where there are no major buybacks, our businesses were involved with two major buybacks in fiscal 2005. One of these took place where we were not an incumbent and won a large block of business from a new customer, and the other a buyback of certain of our product and competing branded products from a long-time customer. Combined, the total pre-tax impact of the two 2005 buybacks (including all

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reset labor, freight, repackaging, and point of purchase displays) was $3.8 million, with no costs carried over into fiscal 2006. The product buybacks we initiated and completed in the third and fourth quarters of fiscal 2005 included the following actions:

•	Design and reconfiguration of point of purchase displays and merchandising aids at retail home centers (such as signs, pamphlets, and racking)
•	Removal and repurchase of a portion of existing inventory at the retail home centers, and subsequent restocking of the retail shelves with the new product and displays.

Redesign-Reconfiguration-Restocking Transaction (excluding inventory re-purchase)

Costs incurred in this process include point of purchase displays and promotional aids (designed and purchased by our vendors), freight to ship such material to customer store locations and amounts we pay to third party store service crews to assemble and install such displays and stock shelves at retail locations. Such expenses were recorded in selling, general, and administrative expenses as activity progressed and as retail home centers were reconfigured with the new displays and inventory. During fiscal 2005, the related total pre-tax expense recorded was $2.0 million in aggregate between the third and fourth fiscal quarters. Our accounting for this was in compliance with EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer.”

Sales-Inventory Transaction (including inventory re-purchase)

The sales-inventory transaction is comprised of the purchase of new inventory by the retail home center and our buyback of a certain portion of the home center’s pre-existing inventory. Sales to the retail home center follow revenue recognition criteria as defined in Staff Accounting Bulletin No. 104 resulting in sales, sales allowances (including normal inventory returns exclusive of buyback costs), and cost of sales recorded in accordance with generally accepted accounting principles. Purchases of inventory from the retail home centers are recorded as the corresponding sale of new merchandise is made to refill the customer shelves and as we buy out the “old” inventory. Our accounting for this was in compliance with EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer.” Buy back costs are not accrued as a part of the normal revenue recognition process. No firm commitment or contractual agreement exists between the Company and the retail home center on an ongoing basis that requires repurchase of the inventory, and until we agree to one (which wouldn’t happen until we had a customer purchase order in hand for new product or additional business), an inventory repurchase is not required. The significance of the customer purchase order is it establishes a firm commitment from the retail home center. The pre-existing inventory is subsequently repurchased and the appropriate accounting entries for the repurchase are recorded. Both the repurchase of inventory by us from the retailer and the purchase of new inventory by the retailer occur and are accounted for in the same period. For repurchases, the accounting for the transaction is as follows:

•	A credit memo is issued to the retailer for the original sales price of the goods which are repurchased by us, resulting in a reduction in sales for our own goods.
•	Repurchased inventory is recorded at the lower of cost or market with a corresponding credit to sales deductions.

During fiscal 2005, the total reduction in pre-tax profits and sales resulting from inventory buybacks was $1.8 million. Note that all costs associated with the buyback and reset were recorded in fiscal 2005, with no carryover into fiscal 2006.

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Liquidity and Capital Resources, page 21

3.

We note that accounts receivable, net is 13.2% and inventory is 13.6% of your total assets as of August 31, 2005 and is also material to liquidity. As such, in future filings, please include an analysis of days sales outstanding and inventory turnover rates, respectively, for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

We do not regularly utilize days sales outstanding and inventory turnover rate metrics in managing our business; rather, we focus on the “primary working capital as a percentage of sales” metric which looks at the entire cash flow chain (gross accounts receivable plus gross inventory less accounts payable divided by the past three months sales annualized). We will provide more discussion in future filings of the primary working capital metric we track, along with explanations of any material changes.

4.	In future filings, please disclose in a footnote to your contractual obligations table that you have not included interest payments in the long-term debt obligation payment amounts.

Future filings will disclose the fact that our contractual obligations table does not include interest payments in the long-term debt obligation payment amounts.

Note2. Acquisitions, page 37

5.

We note that you purchased Hydratight Sweeney on May 17, 2005 for $94.4 million. Please provide us with your calculations of the significance tests in Article 3-05 of Regulation S-X for your acquisition of Hydratight Sweeney.

We have provided supplemental information regarding the significance tests under separate cover in paper form on Confidential Supplement B. The information included on Confidential Supplement B is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement B, the Company has requested confidential treatment for Confidential Supplement B pursuant to 17 C.F.R Section 200.83.

6.

We note that you completed the acquisition of Key Components, Inc, on December 27, 2004. We further note that you allocated a portion of the purchase price to patents, customer lists and tradenames. Based on the Stock Purchase Agreement filed as an exhibit to your Form 8-K/A filed December 16, 2004 and Key Components, Inc.’s historical financial statements filed as an exhibit to your Form 8-K/A filed on January 4, 2005, it appears that you may have acquired additional intangible assets from this acquisition. Such additional identifiable intangible assets appear to be licensing agreements, non-compete agreements and trade secrets and other technical information. Please provide us with copies of the independent appraisal reports used to determine the fair value of your intangible assets when you allocated the purchase price for the Key Components, Inc. acquisition. Also, please tell us why you have not included a fair value for licensing agreements, non-compete agreements or trade secrets and other technical information. Please refer to paragraphs 39 and A14-A28 of SFAS 142 guidance.

We have provided excerpts from the valuation reports prepared by Houlihan Lokey Howard & Zukin (“Houlihan”) related to our acquisition of Key Components Inc. (“KCI”) under separate cover in paper form on Confidential Supplement C (As the entire report includes approximately 425 pages, we have included just the critical excerpts that are responsive to the question you have raised. If the Commission desires to review the entire report, including detailed fixed

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assets listings, we will provide it). The information included on Confidential Supplement C is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement C, the Company has requested confidential treatment for Confidential Supplement C pursuant to 17 C.F.R Section 200.83.

As part of Houlihan’s valuation work, a full review of intangible assets was performed with reference to the examples of intangible assets that should be considered included in paragraph A14 of SFAS 141. In the opening balance sheet for KCI, we valued and recorded all material intangible assets that are required to be separated from goodwill. The following points specifically address the potential intangibles you mentioned in your question:

•	Licensing agreements—we did not identify material outbound licensing agreements at any of the KCI units.
•

There is a non-compete agreement embedded in the purchase agreement that relates to KCI’s former owner, which was a private equity group. We determined that the value of the non-compete agreement was not material because the likelihood of competition from the former owners (private equity group) was remote given their lack of day to day involvement in the businesses. We also believed that the damage that they could inflict on Actuant, should they decide to re-enter one of these businesses, was minimal given the intellectual property, brand names, and customer relationships acquired by Actuant. The sellers retained no relationships with KCI’s customers and no manufacturing capabilities, thus minimizing the impact of competition. Houlihan assessed the probability of competition and the potential financial impact due to the sellers re-entering the market and came to the same conclusion.

•

Trade secrets—the KCI businesses have generally been producing their products for years. To the extent that any trade secrets exist, their value was captured in the technology valuations provided by Houlihan. Customer relationships, as opposed to trade secrets or know-how, were determined to be the primary determinant of sales for most of the reporting units.

Note 3. Accounts Receivable Securitization, page 40

7.

In future filings, please include disclosure for the key assumptions you are using in estimating the fair value of your retained interest in the trade accounts receivable subject to the securitization program, such as allowance for doubtful accounts. Refer to paragraph 17.f. (3) of SFAS 140 for guidance.

In future filings we will include the requested disclosure regarding our accounts receivable securitization program.

Note 5. Debt, page 42

8.

Your $150 million 2% Convertible Notes due 2023 were registered with us on Form S-3, and are guaranteed by certain of your domestic subsidiaries. Please clarify for us whether the disclosures outlined in Article 3-10 of Regulation S-X are applicable.

The disclosures required in Article 3-10 of Regulation S-X are not applicable to our 2% Convertible Notes due 2023 because the requirement for guarantees from our domestic subsidiaries was removed upon the retirement of our 13% Senior Subordinated debt in December 2003.

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Note 13. Business Segment, Geographic and Customer Information, page 57.

9.

We note that you acquired Key Components, Inc. on December 27, 2004, which reported two operating segments, mechanical engineered components and electrical components, in its historical financial statements. Furthermore, from your disclosure in MD&A for the tools & supplies segment, industrial tools (i.e., hydraulics) sales growth increased whereas electrical sales declined. In addition, the engineered solutions segment appears to experience differing gross profit margins and trends for RVs and trucks. As such, it is not clear how you determined that you only have two operating segments and two reportable segments. As such, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.) See the guidance in paragraph 10 of SFAS 131.

As you state, we acquired Key Components, Inc. (“KCI”) in December 2004. The former KCI owners reported financial results for their business in two operating segments based on products (i.e. electrical and non-electrical). The composition of the KCI businesses was very complementary to the existing Actuant businesses, and as a result, the businesses fit naturally into our two operating segments. Two of the six KCI business units were integrated into our Tools & Supplies segment, while the other four became part of the Engineered Solutions segment. Given that KCI did not have managers in charge at each of its two operating segments, as well as the similarity of its businesses with those of Actuant, all KCI business units were quickly integrated into Actuant’s segments. Since being acquired, these KCI businesses are leveraging customer relationships, facilities, products, technology, vendor relationships, and both human and financial capital with other segment businesses. KCI does not report to or is not managed separately by the Chief Operating Decision Maker ("CODM").

Actuant primarily operates as a holding company, with its operations falling into two segments that are managed by distinct segment management teams. Actuant’s executive management team, called the executive council, is comprised of the CEO, CFO, a corporate Executive Vice President (“EVP”), and the two segment EVPs. The two segment EVPs are the managers for their respective segments. The CEO, CFO, and corporate EVP focus on certain corporate initiatives and functions, such as investor relations, LEAD (Lean enterprise across disciplines—our business operating system), low cost country sourcing, growth initiatives, enterprise risk management, capital allocation to the segments, capitalization, mergers and acquisitions, and enterprise wide strategy, but not the day-to-day operations of the individual business units. Actuant’s two operating segments consist of various brands and divisions which are managed by the distinct segment management teams. Each team is comprised of the segment EVP (“segment manager”), with HR, finance, and operations staff positions. The CEO (who is the Company's CODM), directly supervises and manages the Company's performance and allocates resources to the two segment EVPs. This is evidenced by the CODM's review of the budget and determination of incentive compensation at the segment level (Tools & Supplies and Engineered Solutions).

In contrast, the business leaders of each Actuant business unit report to one of the two segment managers who are responsible for their direct supervision, compensation, performance reviews, and day-to-day oversight. In addition to weekly discussions with each of the business leaders in their respective segment, the segment managers hold separate quarterly meetings with all of them to discuss cross business initiatives, budgeting, forecasts, incentive plans, capital expenditures and overall business performance. (The three corporate executive council members do not participate in these meetings, unless requested by the segment manager to discuss a corporate wide topic).

Apart from a single day meeting each month in which business units discuss results, the three corporate members of the executive council are not routinely involved in business unit meetings. At this monthly operations meeting, the segment managers, along with certain of

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their business leaders, discuss performance for the month, quarter and fiscal year. This monthly meeting also includes discussions of key corporate initiatives (such as Sarbanes 404 compliance, LEAD, growth initiatives and global sourcing), and financial performance compared to budget.

As described above, Actuant has two operating and reportable segments, Tools and Supplies and Engineered Solutions. In accordance with paragraph 10 of SFAS 131, both operating segments (1) earn revenues and incur expenses, (2) have their operating results reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance, and (3) have discrete financial information available.

We have provided copies of the types of reports reviewed by the CODM of the Company on a supplemental basis under separate cover in paper form on Confidential Supplement D. The information included on Confidential Supplement D is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement D, the Company has requested confidential treatment for Confidential Supplement D pursuant to 17 C.F.R Section 200.83.

The requested copies of the types of reports reviewed by the CODM of the Company have been included in Confidential Supplement D. You will note that the reports are generally organized at the segment level with detail by business following. We do not have a monthly financial “book” that is prepared for and distributed specifically for the CODM, apart from the segment managers, CFO and corporate finance personnel. Two shared financial planning and analysis staff prepare analytical reports detailing the actual and forecasted results as part of their monthly review of the financial consolidation. These reports are forwarded to the executive council (segment and corporate leaders) for review, and therefore, provide both summary segment level and more detailed results.

Segment and corporate leaders rely on these reports for different reasons. The segment management teams use these reports to manage their individual businesses’ performance as compared to budget and prior year. Corporate staff, and most importantly the CEO (CODM) and CFO, use these reports to understand total company performance as compared to public earnings guidance, segment performance as compared to budget and prior year, and, as members of the Company’s disclosure committee, to monitor the business as a key part of our internal control structure. In addition, this information is necessary for the investor relations roles they play. Given the tenures of both the CEO and CFO with the Company (approximately 13 years each) and their backgrounds originating in the finance organization of the Company, they are uniquely positioned to recognize potential business and financial risks and trends, and utilize this experience to the benefit of the Company.

Paragraph 13 of SFAS 131 states “For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” This paragraph describes our organizational structure, since we produce reports in various forms that are provided to the CODM (for Actuant, the CEO). Because of this fact, we have evaluated the “other factors” that are described in paragraph 13 of SFAS 131 to arrive at our two operating segments. Additionally, the nature of the businesses within each of our operating segments is highly consistent; standard product distribution businesses in the Tools & Supplies segment and highly engineered OEM suppliers in the Engineered Solutions segment. The business units within each of the two operating segments have several interrelationships between their product lines, customer relationships, vendor relationships,

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technology requirements, facilities and human capital. In addition, the operating segments are managed by two distinct teams, including segment managers (as defined in paragraph 14 of SFAS 131) who are responsible for their segment’s performance (For example, the incentive compensation for the segment teams is based upon achievement of segment level financial targets). Finally, the financial information that is organized and presented based upon the two operating segments is consistent with the financial information and strategic plans reviewed by the Company’s Board of Directors at their regular meetings. The Board of Directors is only provided financial information based on our two operating segments and not at the business unit level. Given the above factors, we believe that the information provided to the CODM that is based upon our two operating segments is the appropriate information to consider when making a determination of our operating segments.

In summary, the KCI acquisition has been fully integrated into the business and does not represent a separate operating segment. While the CODM does receive and regularly review certain performance information at the business unit level and this could be construed to indicate the operating segments, the CODM does not strategically manage the company at the business unit level but rather at the segment EVP level (Tools & Supplies and Engineered Solutions). We believe this is evidenced by the manner in which the CODM drives segment performance through the allocation of capital resources and incentive compensation. This is also consistent with the information that is reported to the Board of Directors and the reporting structure of the company. We believe that our disclosure of operating and reportable segments is in accordance with generally accepted accounting principles.

Form 10-Q for the quarter ended November 30, 2005

Exhibits 31.1 and 31.2

10.

In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238, specifically the phrase, “(the registrant’s fourth fiscal quarter in the case of an annual report),” in item 4.d.

Future filings will include the appropriate language in our certifications as required per Release No. 33-8238.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur

Executive Vice President and Chief Financial Officer